August 1, 2007

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Gary T. Krajecki, President
National House Care Inc.
5825 Glenridge Drive, N.E.
Building 3, Suite 101
Atlanta, GA 30328

**Re: National House Care Inc.
          Form 1-A filed July 28, 2007
          File No.: 24-10185**

Dear Mr. Krajecki:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

General

1. The disclosure in your offering circular does not appear to agree with information on your website. For example, we note the July 2007 commencement date of your offering and the address of your second website, <u>www.nhcstock.com</u>. Please revise or advise.

Part I. Notification

Item 1(b). The Issuer's Officers, page 2

2. Please include the title of the office of each executive officer. In addition, please identify the Chief Financial Officer and Principal Accountant in the "Management – Current Officers" section on page 29 of the offering circular.

Item 4. Jurisdictions in which the securities are to be offered

3. Please indicate the states where the offering will be registered and where the offering will be conducted under an exemption from registration, indicating the exemption to be relied upon.

Item 5. Unregistered securities issued or sold within one year, page 2

4. Please comply fully with this paragraphs (a) and (c) of this item with regard to the issuance of shares to the three executive officers.

Part II. Offering Circular

Cover Page

5. Please disclose on the cover page that your executive officers will offer the Shares on a 'best efforts' basis without compensation, if true.

6. Please reconcile the following: your disclosure on this cover page that Wachovia Bank will be your escrow agent with the Escrow Agreement; and the escrow agreement with Reliance Trust Company, which agreement you have filed as Exhibit number 9 to this offering statement. Please ensure that the disclosure throughout the offering statement is consistent in this regard.

7. Please disclose that if the minimum is not sold before the expiration date of the offering, the subscription funds will be promptly returned to subscribers.

Business of the Company, page 1

8. Please provide the basis of your assertion that you believe you are the first of the handyman businesses to use "aging-in place specialists." If applicable, support your statements by including in your response letter copies of, or excerpts from, reports or publications which you reference.

Risk Factors, page 3

9. Please do not include disclosures that may suggest to an investor that not all material risks are disclosed. In this regard, please remove the last sentence of the second paragraph and allof the third paragraph.

10. Please discuss the transfer restrictions applicable to the securities, now included in the risk factor "[t]he Shares will be illiquid," in a separate risk factor. We note the prohibition on trading of the shares for a 180 day period following an initial public offering of your stock. Please clarify when that period will commence. Will the period begin upon issuance of the Regulation A shares and continue through the 180 day period? Further, when you refer to initial public offering, please indicate whether you are referring to a registered offering under the federal securities laws.

We may incur liabilities as a result of wrongful conduct on the part of House Technicians employed by us of (sic) our franchisees, page 13

11. Disclose when you intend to obtain liability insurance and the status of your efforts in this regard, if any. Discuss your potential liabilities in connection with the services you have previously provided, and are currently providing, without liability insurance.

Use of Proceeds, page 15

12. Please revise the table to include each principal purpose with its dollar amount as a separate line item. This includes all principal purposes that are currently an unidentified part of the line items, "Franchising-related expenses" "Management and other employee information" and "Working Capital." In this regard, please split the item "Management and other employee compensation," to separately list and quantify management salaries and non-management salaries.

13. Please describe the terms of the indebtedness which you will repay with proceeds of the offering. If any of the indebtedness was incurred within one year, describe the use of the proceeds of such indebtedness. See Instruction 4 to Item 5 of the Model B Offering Circular.

14. Please comply fully with Instruction 6 to Item 5, in view of the fact that you reserve the right to change the use of proceeds. Instruction 6 states:

> The issuer may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies which are adequately disclosed.

We note the risk factor entitled, "[w]e may use the proceeds from this offering in ways with which investors may not agree." In this section, please identify the proceeds which this risk factor is referring to, by quantifying the amount and disclosing the uses to which those proceeds are now allocated in the table.

Please explain the references to "various contingencies related to a start-up franchising effort and other business contingencies" in the text before the table and "unexpected business opportunities and contingencies" in footnote 5.

Dilution, page 17

15. It appears that you have excluded the estimated offering expenses of $165,000 from your dilution calculations. Please note that these costs should be included in your dilution calculations. Please advise or revise here and throughout your offering statement to appropriately present dilution.

Liquidity and Capital Resources, page 19

16. Please revise to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant sources and uses of cash for the fiscal year ended December 31, 2006 and during the five month period ended May 31, 2007. Ensure your discussion addresses the increase in your accounts receivable, terms thereof and its collectibility as well as the impact of stock compensation to be issued as disclosed on page 33.

17. We note that the use of proceeds table allocates $200,000 to repayment of bank loans. Please disclose the principal uses or anticipated principal uses of loan proceeds above the $86,500 amount outstanding at May 31, 2007.

18. Please file the bank credit facility agreements as exhibits to the offering statement. Please disclose the principal terms of each agreement in the offering circular.

19. Please describe the equity repurchase obligation to your founding shareholders.

Overview, page 20

20. In the third paragraph of this section, please disclose the basis for the statistics you have referenced.

Principal services, page 21

21. It would appear appropriate to list and describe your own Atlanta area handyman services in this section. Please revise or advise. In this regard, you refer to "Atlanta service center" on page 27. Please define that term in this section.

Plan of Operation, page 22

22. Please provide the plan of operation disclosure required by Item 6(a)(3) of offering circular Model B. For example, please provide greater detail with regard to your plan for selling franchises, first for the next twelve months and, then, to the point of generating revenues. Ensure that you describe all milestones necessary to take the franchising part of your business to profitability, including details on how you will accomplish your milestones. Ensure that you include the estimated costs associated with each milestone and a timeframe for each in weeks or months.

Analysis of Existing Franchises and Franchise Models, page 24

23. Please include, with your response letter, a copy of the publication, or an excerpt from the publication, which you cite in this section.

24. As you do not propose to offer senior case services, the relevance of the disclosure and table about senior care franchises is unclear. Please revise or remove.

Customers, page 26

25. Please disclose, if known, the states where you will offer the franchises.

Patents, Trademarks, etc., page 26

26. Please discuss in greater detail your "branding program." For example, explain whether, and how, any governmental entities or commerce associations or other associations will participate in the program. Describe the process for attaining your goals in this regard and state the status of your efforts. State when you expect to complete the process.

27. Describe any trademarks, any copyrights and any service marks you currently own, or clarify that there are none. Discuss whether, and how, you currently protect your information that is confidential or proprietary, and quantify it. Distinguish between the intellectual properties that you will develop and those you have already developed.

Proposed Franchise Program, page 27

28. Please provide more disclosure to explain why your proposed arrangements are competitive with competing franchisors, particularly in light of the fact that your arrangements have yet to be determined.

29. Please describe the support that you will provide your franchisees and compare such support to that offered by competing franchisors. For example, do you expect to offer financing or training, etc.? Please disclose whether you will impose standards on your franchisees, such as financial requirements, experience or training requirements, insurance requirements, licensure requirements, etc.

30. Please disclose the anticipated time periods for franchises and the anticipated principal termination provisions.

31. We note the detailed disclosure relating to potential revenues per handyman. If this disclosure is retained, it would appear appropriate to also describe the costs and expenses related to such revenues which would impact the ability of your franchisees to remain in business.

32. In the second paragraph, please specify the "other intellectual property."

Our Employees, page 28

33. Clarify whether the five employees you have referenced include any executive officers.

Government Regulation, page 28

34. Please disclose any licenses or other requirements that are currently required by government regulations for both your existing operations with the "test franchise" and with the franchise management operations you will have in the future. For those that you have not yet acquired, disclose whether, and when, you have made applications, and when you expect to receive the licenses. If you have not yet applied for some licenses, disclose when you will do so and how long the process will take for each license. See Item 6(a)(2) of the Model B offering circular.

Management – Current Officers, page 29

35. Please clarify whether each of the three current officers has worked full time for Delta Air Lines for each of the past five years. If not, ensure that you disclose the business and employer, if any, of each current officer for all periods during the past five years.

36. Please disclose the name of Mr. Anderson's company.

37. Please disclose the name of Mr. Parr's consulting business.

Management Compensation, page 32

38. Please explain the formula referenced in Note A to the summary compensation table.

Transactions with Management, page 34

39. Please advise the staff in your response letter whether or not Chris Stezelberger was a promoter. If yes, please ensure that you disclose any information required by Item 11 of the Model B offering circular.

Shareholders Agreement, page 36

40. Please describe the formula for the determination of the amount of the repurchase payments discussed in this section.

Selling Arrangements, page 37

41. Please disclose how you propose to offer the securities without registering as a broker-dealer. If you propose to rely on the Securities Exchange Act Rule 3a4-1 safe harbor, tell us how each of the rule's requirements is met by the selling officers.

42. This section states that you may retain one or more broker-dealers to offer and sell the shares on a best efforts basis and that you will amend or supplement your offering circular. Please note that if the company enters into an agreement, after qualification, to retain a broker-dealer and the broker-dealer is acting as an underwriter then the company needs to file a post-qualification amendment to the offering statement identifying the broker-dealer and providing the required information on the plan of distribution. Also, you must file the agreement as an exhibit to the offering statement. Additionally you should be aware that prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department. Please revise the disclosure to indicate that the company will file a post-qualification amendment addressing the above information.

Audited Financial Statements

General

43. Please note the updating requirements for your financial statements as set forth in Part F/S of the Form 1-A instructions and provide a current consent of the independent accountants with any amendment.

44. Considering your disclosure of (i) the average aggregate weekly hours (i.e.100) devoted to National House Care by your current officers (page 29), (ii) their expected annual salaries of approximately $225,000 (page 33) and (iii) their receipt of only $3,000 in compensation (page 32), tell us how your accounting for services rendered by management is consistent with SAB Topic 1B1 or revise to record all expenses associated with services received from your management (e.g. contributed capital).

Notes to Audited Financial Statements

Note A – Summary of Significant Accounting Policies and Description of Business, A-8

45. Please revise to provide disclosures required by SFAS 128 and SFAS 109.

46. Please revise to disclose the impact that recently issued accounting standards will have on your financial statements when adopted in a future period in accordance with SAB Topic 11M.

47. Please revise to disclose your revenue recognition policy for each of your revenue streams (e.g. One-Time Handyman Service, Periodic Service Plans). Disclose significant contract terms and conditions, including any customer acceptance provisions, warranties and other post-delivery obligations and the related revenue recognition. Enhanced disclosure should also be made to include a discussion of revenue recognition either on a gross or net basis (e.g. materials) in accordance with EITF 99-19. Also, expand your MD&A to include a discussion of these critical accounting policies and their impact on the financial statements.

Interim Financial Statements

General

48. Please amend your filing to include a complete set of footnotes to your interim financial statements.

49. We note you presented a combined statement of income and statement of cash flows for two apparent segments of your business. This separate presentation of

combined information is not appropriate. Please revise. Consider enhanced disclosure in MD&A regarding your "test franchise" or footnote disclosure required by SFAS 131, if applicable.

Exhibits

Subscription agreement

50. Please remove provisions that may suggest to an investor that he or she is waiving his or her rights under the federal securities laws.   See, for example, sections 3(f), (g) to the extent that the subscriber has read and understands the offering circular and (l), as well as section 6 regarding indemnification. Please revise. If these are provisions required by state securities laws, please provide copies of the applicable requirements along with the cover letter accompanying the amended offering statement.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing cleared, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing cleared, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of being cleared as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Henry B. Levi
Fax to (404) 221-6501